

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2020

Robert Karlovich
Chief Financial Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

Re: NGL Energy Partners LP
Form 10-K for Fiscal Year Ended March 31, 2019
Filed May 30, 2019
Item 2.02 Form 8-K Filed November 8, 2019
File No. 001-35172

Dear Mr. Karlovich:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Item 2.02 Form 8-K Filed November 8, 2019

Exhibit 99.1, page 1

1.   You discuss the non-GAAP measures adjusted EBITDA from continuing operations and adjusted EBITDA for your segments in your second quarter fiscal 2020 highlights and quarterly results of operations sections of your press release without a discussion of the most directly comparable GAAP measures. Please tell us how you considered the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division´s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services